Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 3, 2008 Relating to
Preliminary Prospectus Supplement dated March 3, 2008
to Prospectus dated September 22, 2006
Registration Statement No. 333-137526
Final Pricing Term Sheet
6.10% Senior Notes Due 2018

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Size:	$600,000,000

Maturity:	March 15, 2018

Coupon:	6.10%

Price:	99.598% of face amount

Yield to maturity:	6.154%

Spread to Benchmark Treasury:	2.60%

Benchmark Treasury:	3.50% 2/15/2018

Benchmark Treasury Price and Yield:	99−17+3.554%

Interest Payment Dates:	Semi-annually on March 15th and September 15th, commencing September 15, 2008

Redemption Provisions:

Optional Redemption:	At any time for an amount equal to the greater of (1) 100% of the principal amount of the notes redeemed and repaid, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date at the applicable Treasury Yield plus 40 basis points.

Change of Control Put:	A put right upon the occurrence of a change of control triggering event as described in the Preliminary Prospectus Supplement dated March 3, 2008

Settlement:	T+3; March 6, 2008

CUSIP:	94106L AS8

Joint Book-Running and	Banc of America Securities LLC
Joint Lead Managers	J. P. Morgan Securities Inc.
Greenwich Capital Markets, Inc.

Co-Managers	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Scotia Capital (USA) Inc.

Anticipated Ratings:	Moody’s: Baa3 (Stable)
S&P: BBB (Stable)
Fitch: BBB (Stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at (212) 834-4533 or Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071.
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